EXHIBIT 12.1

Neiman Marcus Group LTD LLC
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Thirty-nine weeks ended		Thirteen weeks ended		Fiscal year ended	Fiscal year ended	Fiscal year ended	Fiscal year ended
(in thousands, except ratios)	August 2, 2014		November 2, 2013		August 3, 2013	July 28, 2012	July 30, 2011	July 31, 2010
	(Successor)		(Predecessor)		(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Fixed Charges:
Interest on debt	$216,281		$34,998		$160,839	$167,916	$266,816	$219,400
Amortization of debt discount and expense	17,117		2,466		8,404	8,457	14,661	18,697
Interest element of rentals	23,232		7,293		29,139	27,687	26,301	25,146
Total fixed charges	$256,630		$44,757		$198,382	$204,060	$307,778	$263,243
(Loss) earnings:
(Loss) earnings from continuing operations before income taxes	$(223,908)		$(5,179)		$277,432	$228,337	$49,264	$(5,313)
Add back:
Fixed charges	256,630		44,757		198,382	204,060	307,778	263,243
Amortization of capitalized interest	886		295		1,181	1,142	1,115	1,112
Less:
Capitalized interest	(630)		(140)		(237)	(1,080)	(535)	(286)
Total earnings	$32,978		$39,733		$476,758	$432,459	$357,622	$258,756
Ratio of earnings to fixed charges (a)		(b)		(c)	2.4	2.1	1.2		(d)

(a)	Interest associated with income tax liabilities is excluded from our calculation.

(b)
For the thirty-nine weeks ended August 2, 2014, the aggregate amount of fixed charges exceeded our earnings by approximately $223.7 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.

(c)
For the thirteen weeks ended November 2, 2013, the aggregate amount of fixed charges exceeded our earnings by approximately $5.0 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.

(d)
For fiscal year 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $4.5 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.